CASEY’S GENERAL STORES, INC.

P.O. Box 3001 • One Convenience Blvd., Ankeny, Iowa 50021-8045 • 515-965-6100

April 15, 2011

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Casey’s General Stores, Inc. (“Company”)

Form 10-K for fiscal year ended April 30, 2010

Filed June 29, 2010

File No. 001-34700

Dear Mr. Owings:

This letter is being written in response to your letter to the undersigned of April 6, 2011, in which you provided several staff comments concerning our most recent Form 10-K filing. In the numbered paragraphs that follow, I have set forth each of the staff’s comments (in bold face type) followed by my response (in italics):

Risk Factors, page 8

1.	In future filings, please delete the second and third sentences in which you state that other unknown or immaterial risks may also impact your business and operations. Please note that all material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Your comment has been noted, and in future filings we will not include the referenced sentences in our risk factor disclosure.

April 15, 2011

Legal Proceedings, page 15

2.	For each material pending legal proceeding, please quantify the relief sought. Please also provide the information required by Instruction 5(C) to Item 103 of Regulation S-K.

In the “hot fuel” cases referenced in our disclosure, plaintiffs assert a number of claims for recovery, and seek compensatory damages, injunctive relief and punitive damages. The amount sought is not quantified. Because of the inherent difficultly in predicting the outcome of such matters, particularly in those instances where the claimants seek unspecified damages or where the number of claimants have not been determined, the Company has concluded that an estimate of possible loss or potential range of loss with respect to these actions cannot be made at this time. In order to clarify these conclusions in its disclosure, the Company undertakes to provide additional disclosure in its future filings to indicate, if true, that management cannot estimate or quantify the relief sought nor the amount of possible loss or potential range of loss related to these actions. To the extent that the Company is able to estimate the possible loss or potential range of loss with respect to these or any other loss contingencies relating to legal actions in the future, it will provide the disclosure required by ASC 450 (formerly SFAS 5).

As disclosed in our subsequent Form 10-Q filings, the two cases arising in connection with the proposed acquisition of the Company by Alimentation Couche-Tard, Inc. have been dismissed without the payment of any amount by the Company.

There were at the time of our Form 10-K filing, and are currently no pending administrative or judicial proceedings involving the discharge of materials into the environment, to which Instruction 5(C) to Item 103 of Regulation S-K may be applicable. The Company undertakes to clarify in its future filings whether any such actions are then pending, and, if applicable, will provide the information required by Instruction 5(C).

April 15, 2011

Control and Procedures, page 49

3.	We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in your reports is recorded, processed, summarized and reported within the specified time periods. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective for the purpose of ensuring that information required to be in this report is accumulated and communicated to your management, including your principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be. See Exchange Act Rule 13a-15(e).

Your comment has been noted, and in future filings we will clarify, if true, that the Company’s officers have concluded that our disclosure controls and procedures are also effective for the purpose of ensuring that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

*  *  *  *

I also want to acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in our filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

April 15, 2011

I hope this information adequately responds to the staff’s comments. Should you have any additional questions, or need any additional information, please don’t hesitate to contact me.

Sincerely,

/s/ William J. Walljasper

William J. Walljasper
Senior Vice President and Chief Financial Officer